

10026210

UNITEDSTATES
URITIESAND EXCHANGE COMMISSION
Washington, D.C. 20549 SEC Mail Processing
Section

NNUAL AUDITED REPORT
FORM X-17A-5 FEB 24 2010
PART III Washington, DC
110

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SEC FILE NUMBER
8- ~~0155511~~
8-18467

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/09_____ AND ENDING_____12/31/09_____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Maxwell Noll ~~Investment Advisors~~ *Inc.*

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

600 South Lake Avenue, Suite 405

(No. and Street)

Pasadena	CA	91106-3955
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
H. Eugene Noll   626/796-7133, Ext 601

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ackerman, Matthew, Fiber and Wainberg, LLC

(Name – *if individual, state last, first, middle name*)

1180 South Beverly Drive, Suite 500	Los Angeles	CA	90035
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, _____H. Eugene Noll_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Maxwell Noll Investment Advisors_____, as of _____December 31_____, 20 _09_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

Chairman, CEO
_____
Title

See Attached
JURAT

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

JURAT

STATE OF CALIFORNIA)
) ss.
COUNTY OF LOS ANGELES)

Subscribed and sworn to (or affirmed) before me on this __23rd__ day of __February__, 20 _10_,

by ___H. Eugene Noll_____,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

_____
Notary Public

This Jurat Attached to the Following:

Title of Document: Oath or Affirmation; re: Annual Audited Report; Form X-17A-5

                          Part III

Date of Document: February 23, 2010

Number of Pages: 2

Other Signers: _____

Other Information: Maxwell Noll Investment Advisors

MAXWELL, NOLL INC.

FINANCIAL STATEMENTS

December 31, 2009

ACKERMAN, MATTHEW, FIBER & WAINBERG
CERTIFIED PUBLIC ACCOUNTANTS
1180 SOUTH BEVERLY DRIVE, SUITE 500

SEYMOUR S. MATTHEW, C. P. A.
LAWRENCE I. FIBER, C. P. A.
LAWRENCE N. WAINBERG, C. P. A.

LOS ANGELES, CALIFORNIA 90035
(310) 553-0052
FAX (310) 553-5806

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
CALIFORNIA SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

IRVING ACKERMAN, C. P. A. (RETIRED)

Board of Directors
Maxwell, Noll Inc.
600 S. Lake Avenue, Suite 405
Pasadena, CA 91106-3955

We have audited the accompanying statement of financial condition of Maxwell, Noll Inc. as of December 31, 2009 and the related statements of income, cash flows and changes in stockholders' equity for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Maxwell, Noll Inc. as of December 31, 2009 and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

We have also examined the supplementary schedules 1 through 3 and in our opinion, they present fairly the information included therein in conformity with rules of the Securities and Exchange Commission.

Ackerman, Matthew Fiber + Wainberg

February 12, 2010

MAXWELL, NOLL INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2009

ASSETS

CURRENT ASSETS
Cash and Cash Equivalents $ 81,540
Due From Clearing Broker   9,111
Consulting Fees Receivable   2,628
Prepaid Expenses   1,780

Total Current Assets $ 95,059

FIXED ASSETS
Office Furniture and Equipment   40,027
Less: Accumulated Depreciation   22,206

Total Fixed Assets   17,821

OTHER ASSETS
Security Deposit   2,814

Total Assets $115,694

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts Payable $ 3,499
Income Taxes Payable   722

Total Current Liabilities $ 4,221

OTHER LIABILITIES
Deferred Taxes   862

Total Liabilities   5,083

STOCKHOLDERS' EQUITY
Common Stock, Authorized 750 shares
Issued and Outstanding 522 shares less 207 shares
  held as Treasury Stock $ 52,200
Paid in Capital   13,779
Retained Earnings   123,116
Less: Treasury Stock   (78,484)

Total Stockholders' Equity   110,611

Total Liabilities and Stockholders' Equity $115,694

(SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENT)

MAXWELL, NOLL INC.
STATEMENT OF INCOME AND EXPENSE
FOR THE YEAR ENDED December 31, 2009

REVENUES

Consulting Income	$ 499,463
Commission Income	115,788
Interest Income	674
TOTAL REVENUES	$ 615,925

EXPENSES

Salaries	$411,321
Rent	43,362
Insurance	40,950
Payroll Taxes	32,538
Advertising & Promotion	14,355
Information Technology	12,686
Professional Fees	11,981
Quotation Expenses	8,629
Subscriptions & Publications	7,900
Dues, Fees & Assessments	7,490
Depreciation	5,500
Telephone	4,404
Office Expense	4,302
Entertainment & Travel	2,498
Other Expenses	2,037
Postage & Delivery	2,023
Marketing	1,340
Interest Expense	275

Total Expenses	613,591
Income (Loss) Before Provision for Income Taxes	2,334
Provision for Income Taxes	1,215
Net Income (Loss)	$ 1,119

(SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENT)

MAXWELL, NOLL INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED December 31, 2009

	Common Stock	Paid in Capital	Retained Earnings	Treasury Stock	Total Stockholders' Equity
Balance - Beginning of Year	$52,200	$ 13,779	$ 121,997	(78,484)	$ 109,492
Net Income for the Year Ended December 31, 2009			1,119		1,119
Balance - End of Year	$52,200	$ 13,779	$ 123,116	$ (78,484)	$ 110,611

(SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENT)

MAXWELL, NOLL INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED December 31, 2009
INCREASE (DECREASE) IN CASH

CASH FLOW FROM OPERATING ACTIVITIES
Net Income From Operations $ 1,119

ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH
  PROVIDED (USED) BY OPERATING ACTIVITIES:
    Items Not Requiring Cash
      Depreciation   5,500

  NET CHANGES IN ASSETS AND LIABILITIES
      Increase in Due From Clearing Broker   (7,298)
      Decrease in Consulting Fees Receivable   1,314
      Decrease in Interest Receivable   1,849
      Decrease in Prepaid Income Taxes   1,700
      Decrease in Prepaid Expenses   287
      Decrease in Accounts Payable and Accrued Expenses   (3,099)
      Increase in Income Tax Payable   722
      Decrease in Deferred Taxes Payable   (307)

  NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES   1,787

  CASH PROVIDED (USED) BY INVESTING ACTIVITIES   - 0 -

  NET CASH PROVIDED (USED) IN FINANCING ACTIVITIES
      Repayment of Short Term Loan   (10,202)

  NET INCREASE (DECREASE) IN CASH   (8,415)

Balance, January 1, 2009   89,955

Balance, December 31, 2008 $ 81,540

Supplemental Information:
  Franchise Taxes Paid $ 600
  Federal Income Taxes Paid   -0-
  Interest Paid   288

(SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENT)

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**
    A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statement follows:

    BUSINESS ACTIVITY
    The Company is a FINRA licensed broker-dealer.   Its customers are individuals and the related commission revenue is recorded on a trade date basis net of clearance and brokerage charges.

    The Company acts as an introducing broker-dealer, whereby all security transactions are cleared on a fully-disclosed basis with a clearing broker. The clearing broker-dealer receives and disburses all funds and maintains all customer records on behalf of the Company. The clearing broker remits the commissions net of its brokerage and clearing fees to the company.

    Maxwell, Noll Investment Advisors a division of Maxwell, Noll Inc., is a registered investment advisor with the Securities and Exchange Commission. Maxwell, Noll Investment Advisors manages money on a fee basis.

    USE OF ESTIMATES
    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    PROPERTY AND EQUIPMENT
    Furniture and equipment is stated at cost. The Company provides for depreciation over the useful life of five to seven years, using the straight line method of depreciation.

    FEDERAL AND STATE INCOME TAXES
    Federal and State Corporate Income Taxes are calculated based on the statutory rates applicable. Prepaid or deferred income taxes which result from timing differences in the recognition of income and expenses for income tax purposes versus financial statement purposes have been recognized.

2. **CONCENTRATIONS OF CREDIT RISKS**
    Transactions which potentially subject the company to concentrations of credit risk are very low. The company uses one broker for maintaining its clearance account. The value of cash and securities held by the broker do not exceed the mandated coverage provided by SIPC funded by broker/dealers. The Company has a rule that there must be sufficient cash or securities in the customers account prior to the execution of a transaction. If informed of a problem, the company immediately instigates a corrective action to limit any liabilities.

3. **EMPLOYEE BENEFITS PLAN**
    The Company maintains a non-contributory, profit-sharing and savings plan for its employees. The Company may contribute up to 25% of compensation paid to eligible employees. There were no contributions to the profit sharing plan for the year ended December 31, 2009. The Company also has a voluntary Safe Harbor 401(k) Plan for employees. The nonelective contributions to the 401(k) plan are not matched by the company. The Company does not have a formal sick and vacation plan and has not recorded any potential liability that might have accrued there on.

4. **INCOME TAXES**
    Corporate income tax expense for the fiscal year ending December 31, 2009 consists of the following.

	Current Payable	Deferred	Current Provision
Federal	$ 722	$ (307)	$ 415
State	800	-0-	800
Total	$ 1,562	$ (307)	$ 1,215

    Temporary differences giving rise to the deferred tax payable consist primarily of differences between income tax and financial statement treatment of depreciation.

5. **LEASE COMMITMENTS**
    The Company is obligated under a lease commitment for the premises it occupies to June 30, 2013.

    Minimum Annual Lease Payments to June 30, 2013 are as follows:

2010	42,892
2011	44,717
2012	46,543
2013	23,728

6. **NET CAPITAL REQUIREMENT**
    The company is subject to the Uniform Net Rule (15c-3-1) of the Securities and Exchange Commission which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. At December 31, 2009 the Company had net capital of $85,569 which was $ 35,569 in excess of its required net capital of $50,000. Its ratio for aggregate indebtedness to net capital was .06 to 1.

MAXWELL, NOLL INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
December 31, 2009

	Audited	Unaudited	Difference
Total Ownership Equity	$110,611	$ 113,204	$ (2,593)
Non-Allowable Assets and Deductions	25,042	23,722	(1,320)
Haircuts on Securities	-0-	-0-	-0-
Net Capital	85,569	89,482	(3,913)
Required Net Capital	50,000	50,000	-0-
Excess Net Capital	$ 35,569	$ 39,482	$ (3,913)
Aggregate Indebtedness	$ 5,083	$ 1,169	$ 3,914
Percent of Aggregate Indebtedness to Net Capital	5.94%	1.31%	

Principal differences in the net capital computations are due to accruals and adjustments made during the examination.

The company operates on a fully disclosed basis with Wedbush Morgan Securities, Inc.

Wedbush Morgan Securities, Inc. confirms directly to customers and are responsible for carrying and clearing securities transactions.

The above procedures exempt the Company from the Reserve Requirements of Rule 15c3-3(k)(2)(ii).

MAXWELL, NOLL INC.
DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3(k)(2)(ii)
December 31, 2009

<u>Supplementary Schedule 3</u>

The Company operates on a fully disclosed basis. Clients are instructed to send all money and securities directly to the clearing broker, Wedbush Morgan Securities, Inc. If the company receives money or securities by mistake, it promptly forwards all money and/or securities received to Wedbush Morgan Securities thereby exempting Maxwell, Noll Inc. from Rule 15c3-3(k)(2)(ii) as it relates to possession and control requirements.

(SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS)

ACKERMAN, MATTHEW, FIBER & WAINBERG
CERTIFIED PUBLIC ACCOUNTANTS
1180 SOUTH BEVERLY DRIVE, SUITE 500

SEYMOUR S. MATTHEW, C. P. A.
LAWRENCE I. FIBER, C. P. A.
LAWRENCE N. WAINBERG, C. P. A.

IRVING ACKERMAN, C. P. A. (RETIRED)

LOS ANGELES, CALIFORNIA 90035

(310) 553-0052

FAX (310) 553-5806

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
CALIFORNIA SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

February 12, 2010

To the Board of Directors
Maxwell, Noll Inc.
600 S. Lake Avenue, Suite 405
Pasadena, CA 91106-3655

In planning and performing our audit of the financial statements of Maxwell, Noll Inc. for the year ended December 31, 2009 we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Maxwell, Noll Inc. including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a3(a)(11) and for determining compliance with the exemptive provision of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:
1. Making quarterly securities examinations, counts verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under the Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and of the practices and procedures are to provide management with reasonable but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the AICPA. A material weakness is a condition in which the design or operation of the specific internal control component does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and the related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purpose. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC[1]'s objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

ACKERMAN, MATTHEW, FIBER & WAINBERG

ACKERMAN, MATTHEW, FIBER & WAINBERG

CERTIFIED PUBLIC ACCOUNTANTS

1180 SOUTH BEVERLY DRIVE, SUITE 500

SEYMOUR S. MATTHEW, C. P. A.
LAWRENCE I. FIBER, C. P. A.
LAWRENCE N. WAINBERG, C. P. A.

IRVING ACKERMAN, C. P. A. (RETIRED)

LOS ANGELES, CALIFORNIA 90035

(310) 553-0052

FAX (310) 553-5806

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
CALIFORNIA SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Maxwell, Noll Inc.
600 S. Lake Avenue, Suite 405
Pasadena, CA 91106-3655

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments Reconciliation (Form SIPC - 7T) to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by Maxwell, Noll Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating Maxwell, Noll Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (From SIPC- 7T). Maxwell, Noll Inc.'s management is responsible for the Maxwell, Noll Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted is accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purposes for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC7T with respective cash disbursement records entries noting no differences.

2. Compared the amount reported on the audited From X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in From SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ackerman, Matthew, Fiber & Wainberg

February 12, 2010